SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

165167 10 7

(CUSIP Number)

Shannon Self, Esquire

Commercial Law Group, P.C.

2725 Oklahoma Tower

210 Park Avenue

Oklahoma City, Oklahoma 73102

(405) 232-3001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 10, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 16517 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)	Aubrey K. McClendon
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	USA
Number of Shares (7) Sole Voting Power		22,354,354
Beneficially Owned (8) Shared Voting Power		13,671
By Each Reporting (9) Sole Disposition		22,354,354
Person With: (10) Shared Dispositive Power		13,671
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	22,368,025
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	5.91%
(14)	Type of Reporting Person (See Instructions)	IN

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CUSIP NO. 16517 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)	Chesapeake Investments, an Oklahoma Limited Partnership 73-1132104
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	Oklahoma
Number of Shares (7) Sole Voting Power		0
Beneficially Owned (8) Shared Voting Power		13,671
By Each Reporting (9) Sole Disposition		0
Person With: (10) Shared Dispositive Power		13,671
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,671
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11)	0.00%
(14)	Type of Reporting Person (See Instructions)	PN

Preliminary Statement

This Schedule 13D is filed by the group consisting of Aubrey K. McClendon (“McClendon”) and Chesapeake Investments, an Oklahoma Limited Partnership ("CI"). Mr. McClendon and CI are referred to herein as the "Reporting Persons." The Reporting Persons have previously reported their beneficial ownership of Chesapeake Energy Corporation stock through the following Schedule 13D filings: (a) the Schedule 13D dated February 4, 1993; (b) Amendment No. 1 to Schedule 13D filed on March 10, 1997; (c) Amendment No. 2 to Schedule 13D filed on December 17, 1999; and (d) Amendment No. 3 to Schedule 13D filed on June 18, 2003, (collectively, the “Prior Schedule 13D”). The Prior Schedule 13D was filed by the Reporting Persons jointly with Tom L. Ward and an affiliate of Mr. Ward (the “Ward Group”). Contemporaneously with this filing, the Reporting Persons and the Ward Group are filing Amendment No. 4 to the Prior Schedule 13D for the purpose

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CUSIP NO. 16517 10 7

of disclaiming membership in a group. This Schedule 13D updates the disclosures in the Prior Schedule 13D with respect to the Reporting Persons.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Chesapeake Energy Corporation, an Oklahoma corporation (the "Company") having its principal executive offices at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Item 2. Identity and Background.

(a)-(c)

Aubrey K. McClendon

Mr. McClendon is the Chairman of the Board and Chief Executive Officer of the Company, having a business address of 6200 North Western Avenue, Oklahoma City, Oklahoma 73118. The Company is engaged in oil and gas exploration and development.

Chesapeake Investments

Chesapeake Investments, an Oklahoma Limited Partnership, is an Oklahoma limited partnership, having a business address of 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Mr. McClendon is the sole general partner of CI. CI is principally engaged in the ownership of working interests in oil and gas wells and leases.

(d)	During the past five (5) years no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five (5) years, no Reporting Person has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which a Reporting Person is, or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. McClendon is a citizen of the United States. Chesapeake Investments is a limited partnership under the laws of the State of Oklahoma.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired more than 5% of the outstanding Common Stock of the Company upon the formation and capitalization of the Company effective January 1, 1992. As the primary consideration for such shares, the Reporting Persons conveyed to the Company certain oil and gas properties, stock of various corporations which became wholly-owned subsidiaries of the Company, other real property and personal property. Subsequent

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CUSIP NO. 16517 10 7

to the formation of the Company, the Reporting Persons acquired shares of Common Stock through open market transactions, issuances under Company plans (including the Company’s employee retirement and stock incentive benefit plans), purchases in public offerings by the Company and the conversion of Company cumulative convertible preferred stock (“Preferred Stock”) into Common Stock. Each acquisition or disposition of Common Stock and Preferred Stock was reported on Form 4 or 5 in accordance with the rules promulgated by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934. Mr. McClendon used his personal funds for cash purchases of Common Stock and Preferred Stock.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock and Preferred Stock for investment purposes. Mr. McClendon is currently inclined to purchase additional shares depending on a number of factors such as price and industry trends. Thus, in the future the Reporting Persons may purchase additional shares of Common Stock or Preferred Stock, but may also dispose of any or all of the Common Stock or Preferred Stock in any manner permitted by applicable securities laws. Mr. McClendon is a member of the Company’s Board of Directors and as such may participate as a director in decisions by the Board of Directors enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. Other than Mr. McClendon's participation on the Board of Directors and except as otherwise disclosed in this Item 4, neither of the Reporting Persons has any present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person was computed based upon 373,530,427 shares of Common Stock outstanding on February 10, 2006.

(a) The following table sets forth the aggregate number of shares and percentage of the Common Stock beneficially owned by each Reporting Person:

Person	Amount	Percent
Aubrey K. McClendon	22,354,354 (1)(2)	5.91%
Chesapeake Investments	13,671 (2)	0.00%
____________________

(1) This amount includes: (i) 97,138 shares held on behalf of Mr. McClendon in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan as of December 31, 2005, the latest date such information is available; (ii) 3,765,675 shares which Mr. McClendon has the right to acquire within sixty (60) days pursuant to stock options granted by the Company; and (iii) 905,365 shares which Mr. McClendon has the right to acquire upon conversion of Preferred Stock.

(2) This amount includes 13,671 shares owned of record by CI, of which Mr. McClendon is the sole general partner. CI and Mr. McClendon share voting and dispositive power over such shares.

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CUSIP NO. 16517 10 7

(b) The following table sets forth the number of shares of Common Stock of the Company for which each Reporting Person has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition
Aubrey K. McClendon	22,354,354 (1)	13,671 (2)
Chesapeake Investments	0	13,671 (2)
______________________

(1) See footnote (1) under paragraph (a) of this Item 5.

(2) See footnote (2) under paragraph (a) of this Item 5.

(c) During the sixty days prior to the date of this Schedule 13D, the following transactions were effected in the Common Stock by the Reporting Persons:

From December 15, 2005 through January 25, 2006, Mr. McClendon purchased shares of Common Stock on the open market as follows:

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CUSIP NO. 16517 10 7

Date	Shares	Price per Share
12/15/05	1,100	$33.90
12/15/05	200	$33.91
12/15/05	10,000	$33.92
12/15/05	29,700	$33.93
12/15/05	9,000	$33.94
12/19/05	2,200	$32.38
12/19/05	52,800	$32.40
12/19/05	1,900	$32.43
12/19/05	2,300	$32.44
12/19/05	600	$32.45
12/19/05	12,800	$32.46
12/19/05	600	$32.47
12/19/05	1,100	$32.48
12/19/05	25,700	$32.50
12/20/05	2,200	$32.18
12/20/05	33,700	$32.19
12/20/05	14,100	$32.20
12/20/05	5,000	$32.38
12/20/05	2,600	$32.39
12/20/05	18,100	$32.40
12/21/05	7,700	$32.85
12/21/05	2,300	$32.86
12/21/05	2,100	$32.89
12/21/05	10,000	$32.91
12/21/05	200	$32.92
12/21/05	2,000	$32.93
12/22/05	800	$32.66
12/22/05	9,400	$32.67
12/22/05	4,100	$32.68
12/22/05	7,600	$32.69
12/22/05	88,100	$32.70
12/23/05	7,000	$31.61
12/23/05	5,600	$31.62
12/23/05	4,900	$31.63
12/23/05	4,000	$31.64
12/23/05	25,800	$31.65
12/23/05	2,200	$31.66
12/23/05	500	$31.67
12/27/05	8,700	$30.77
12/27/05	7,300	$30.78
12/27/05	1,200	$30.79
12/27/05	7,800	$30.80
12/27/05	700	$30.94
12/27/05	6,000	$30.95

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CUSIP NO. 16517 10 7

12/27/05	17,600	$30.96
12/27/05	1,300	$30.97
12/27/05	5,200	$30.98
12/27/05	8,400	$30.99
12/27/05	20,800	$31.00
1/6/06	2,900	$32.58
1/6/06	42,100	$32.59
1/6/06	5,000	$32.63
1/9/06	2,500	$31.98
1/9/06	8,100	$31.99
1/9/06	39,400	$32.00
1/25/06	700	$32.29
1/25/06	4,200	$32.30
1/25/06	3,800	$32.32
1/25/06	16,000	$32.33
1/25/06	8,000	$32.34
1/25/06	6,700	$32.35
1/25/06	2,100	$32.37
1/25/06	8,500	$32.38

On December 13, 2005, Mr. McClendon purchased 750,000 shares of Common Stock in a public offering by the Company at $31.46 per share. Mr. McClendon entered into a 90-day lockup agreement with the underwriters of the offering with respect to sales or other dispositions of shares of Common Stock owned or subsequently acquired by him, other than Common Stock purchased in open market transactions by Mr. McClendon.

On January 3 and 15, 2006, Mr. McClendon became vested in 87,500 and 62,500 shares of Common Stock, respectively, pursuant to previous awards of restricted stock made to him.

(d)	See Item 6, below.

(e)	Not applicable.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Mr. McClendon, as an officer of the Company, is eligible to participate in the Company's 1992 Incentive Stock Option Plan, 1992 Nonstatutory Stock Option Plan, as amended, 1994 Stock Option Plan, 1996 Stock Option Plan, 1999 Stock Option Plan, 2000 Executive Officer Stock Option Plan, 2000 Employee Stock Option Plan, 2001 Executive Officer Stock Option Plan, 2001 Stock Option Plan, 2001 Nonqualified Stock Option Plan, 2002 Stock Option Plan, 2002 Nonqualified Stock Option Plan, 2003 Stock Incentive Plan and 401(k) Make-Up Plan.

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CUSIP NO. 16517 10 7

Mr. McClendon maintains credit arrangements with RBC Dain Rauscher, Inc. (“RBC”) pursuant to an agreement dated September 16, 2005 with Lehman Brothers pursuant to agreements dated September 13 and December 8, 2005, with Wachovia Securities pursuant to an agreement dated September 5, 1996, with Morgan Stanley pursuant to an agreement dated February 1, 2005 and with Goldman, Sachs & Co. (“Goldman”) pursuant to an agreement dated July 11, 2002. As of February 10, 2006, Mr. McClendon and CI have pledged 4.51 million shares of Common Stock as collateral for the credit arrangement with RBC. Mr. McClendon has also pledged 1.06 million shares of Common Stock as collateral for the credit arrangement with Lehman Brothers, 2.13 million shares of Common Stock as collateral for the credit arrangement with Wachovia Securities, 826,282 shares of Common Stock as collateral for the credit arrangement with Morgan Stanley and 7.01 million shares of Common Stock as collateral for the credit arrangement with Goldman, as of February 10, 2006. The agreements contain standard default and remedial provisions.

Mr. McClendon has pledged 2.01 million shares of Common Stock, 50,000 shares of the Company’s 5.00% (2003) Preferred Stock (which is convertible at any time by Mr. McClendon into 304,810 shares of Common Stock), and 10,000 shares of 4.125% Preferred Stock (which is convertible under certain conditions by Mr. McClendon into 600,555 shares of Common Stock) as security for the performance of financial obligations Mr. McClendon may have from time to time pursuant to energy trading transactions with a large Oklahoma-based private oil company. As a result, the shares may be subject to transfer if there is a default in the obligations secured by the parties’ oral pledge agreement.

Item 7. Materials to be Filed as Exhibits.

1.

Limited Partnership Agreement of Chesapeake Investments, an Oklahoma Limited Partnership, is filed as Exhibit E to the Schedule 13D dated February 4, 1993 filed by Aubrey K. McClendon and is incorporated herein by reference.

2.	The Company's 1992 Incentive Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1.1 to the Company's Registration Statement on Form S-4, No. 33-93718.

3.

The Company's 1992 Nonstatutory Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

4.	The Company's 1994 Stock Option Plan is incorporated herein by reference to Exhibit 10.1.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

5.	The Company's 1996 Stock Option Plan is incorporated herein by reference to Exhibit B to the Company's definitive proxy statement for its 1996 annual meeting of shareholders filed November 6, 1996 .

6.	The Company’s 1999 Stock Option Plan is incorporated herein by reference to Exhibit 10.1.5 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 1999.

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CUSIP NO. 16517 10 7

7.	The Company’s 2000 Employee Stock Option Plan is incorporated herein by reference to Exhibit 10.1.6 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2000.

8.	The Company’s 2000 Executive Officer Stock Option Plan is incorporated herein by reference to Exhibit 10.1.7 to the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2000.

9.	The Company’s 2001 Stock Option Plan is incorporated herein by reference to Exhibit B to the Company’s definitive proxy statement for its 2001 annual meeting of shareholders filed April 30, 2001.

10.	The Company’s 2001 Executive Officer Stock Option Plan is incorporated herein by reference to Exhibit 10.1.9 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2001.

11.	The Company’s 2001 Nonqualified Stock Option Plan is incorporated herein by reference to Exhibit 10.1.10 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2001.

12.	The Company’s 2002 Stock Option Plan is incorporated herein by reference to Exhibit A to the Company’s definitive proxy statement for its 2002 annual meeting of shareholders filed April 29, 2002.

13.	The Company’s 2002 Nonqualified Stock Option Plan is incorporated herein by reference to Exhibit 10.1.11 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2002.

14.	The Company’s 2003 Stock Incentive Plan is incorporated herein by reference to Exhibit A to the Company’s definitive proxy statement for its 2003 annual meeting of shareholders filed April 17, 2003.

15.	The Company’s 401(k) Make-Up Plan - 2005 is incorporated herein by reference to Exhibit 10.1.15.1 to the Company’s annual report on Form 10-K for the year ended December 31, 2004.

16.	Lockup Agreement dated December 8, 2005 between Aubrey K. McClendon and the Underwriters listed therein.

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CUSIP NO. 16517 10 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:	February 22, 2006.

/s/ Aubrey K. McClendon
AUBREY K. MCCLENDON, an individual

CHESAPEAKE INVESTMENTS, an Oklahoma Limited Partnership
By:	/s/ AUBREY K. MCCLENDON
Aubrey K. McClendon, General Partner

Page 11 of 11 Pages

INDEX TO EXHIBITS

Exhibit No.	Description	Method of Filing
99.1	Limited Partnership Agreement of Chesapeake Investments, an Oklahoma Limited Partnership	Incorporated herein by reference to Exhibit E to the Schedule 13D dated February 4, 1993
99.2	The Company's 1992 Incentive Stock Option Plan, as amended	Incorporated herein by reference to Exhibit 10.1.1 to the Company's Registration Statement on Form S-4, No. 33-93718, filed June 23, 1995
99.3	The Company's 1992 Nonstatutory Stock Option Plan, as amended	Incorporated herein by reference to Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q filed February 14, 1997
99.4	The Company's 1994 Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.3 to the Company's Quarterly Report on Form 10-Q filed February 14, 1997
99.5	The Company's 1996 Stock Option Plan	Incorporated herein by reference to Exhibit B to the Company's definitive proxy statement for its 1996 annual meeting of shareholders filed November 6, 1996
99.6	The Company's 1999 Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.5 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1999
99.7	The Company's 2000 Employee Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.6 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2000
99.8	The Company's 2000 Executive Officer Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.7 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2000

99.9	The Company's 2001 Stock Option Plan	Incorporated herein by reference to Exhibit B to the Company's definitive proxy statement for its 2001 annual meeting of shareholders filed April 30, 2001
99.10	The Company's 2001 Executive Officer Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.9 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2001
99.11	The Company's 2001 Nonqualified Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.10 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2001
99.12	The Company's 2002 Stock Option Plan	Incorporated herein by reference to Exhibit A to the Company's definitive proxy statement for its 2002 annual meeting of shareholders filed April 29, 2002
99.13	The Company's 2002 Nonqualified Stock Option Plan	Incorporated herein by reference to Exhibit 10.1.11 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2002
99.14	The Company's 2003 Stock Incentive Plan	Incorporated herein by reference to Exhibit A to the Company's definitive proxy statement for its 2003 annual meeting of shareholders filed April 17, 2003
99.15	The Company's 401(k) Make-Up Plan - 2005	Incorporated herein by reference to Exhibit 10.1.15.1 to the Company's annual report on Form 10-K for the year ended December 31, 2004
99.16	Lockup Agreement dated December 8, 2005 between Aubrey K. McClendon and the Underwriters listed therein.	Filed herewith

EXHIBIT 99.16

December 8, 2005

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, OK 73118

UBS Securities LLC

Lehman Brothers Inc.

Banc of America Securities LLC

Credit Suisse First Boston LLC

Raymond James & Associates, Inc.

As representatives of the Purchasers

c/o	UBS Securities LLC

299 Park Avenue

New York, NY 10171-0026

Dear Sirs:

As an inducement to the several Underwriters to execute the Underwriting Agreement dated the date hereof between the Company (as defined below) and the Underwriters listed therein, pursuant to which an offering will be made that is intended to result in an orderly market for the Common Stock, par value $0.01 per share (the “Common Stock”) of Chesapeake Energy Corporation, and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that from the date hereof through and including the date that is 90 days after the date set forth on the final prospectus supplement used to sell the Common Stock (the “Offering Date”) pursuant to the Underwriting Agreement, the undersigned will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of UBS Securities LLC. In addition, the undersigned agrees that, without the prior written consent of UBS Securities LLC, it will not, during the period commencing on the date hereof and ending 90 days after the Offering Date, make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock.

Any Common Stock received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Common Stock acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Common Stock to a family member or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Common Stock if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Offering Date shall not have occurred on or before the date that is 60 days after the date of this Agreement.

Very truly yours,
By:	/s/ AUBREY K. MCCLENDON
Aubrey K. McClendon